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ARO LUCHA
2018 Report

Dear investors,

Aro Luchadores, this past year has been an amazing year for us. We have learned so much from the things that we have tried and accomplished. We learned that our branding and message resonates with a lot of the professional wrestling and lucha libre fan base. We also learned that under the right scenario, we feel that live touring could be a great benefit to our organization but that it should be pushed to a second tier initiative after television distribution. We learned that our fan base is not only the Latino and Hispanic audience, but a large number of our fans are general market English speaking Americans, and because of this we feel that our opportunity is greater than ever. We also learned that our top priority is mass distribution at all costs, so we're asking for continued patience as we move forward. We understand that a lot of people like to see things happening, and we have had countless requests for live shows to come to certain cities across the United States and Mexico, but our Number 1 focus right now is to create the team and network to take advantage of the lucha libre opportunity. In the long run, we feel that our fans and investors will see this strategy pay off. Thank you again for your continued support. No dejas de luchar.

We need your help!

Our investors are an amazing group of people. The best way that our investors can help currently is to stay active on social media, open our emails, take advantage of our offers, and share, like, view our content and messages. As we move into 2019, it is our intention to begin filming season 1 of Aro Lucha prior to 3rd quarter of 2019, while this may not happen until later, it is dependent upon us getting the deal(s) that we feel are best for the company. We have had other opportunities for Aro Lucha that we did not feel were in the best interest of our fans, investors, or the company.

Sincerely,

Jason Brown
CEO

Bill Campbell
Chief Capital Officer

Kathy Campbell
Chief Capital Officer

Ron Harris
VP of Talent Relations

Don Harris
VP of Production

Our Mission

The WWE just posted $801 Million in Revenue in 2017 according to their reporting. Based on that, and our research on the growing power of the Hispanic and Latino community within the United States, our goal is to grow into the #1 Lucha Libre Sports & Entertainment Company in the United States.

See our full profile

How did we do this year?

Report Card

B+

The Good

We executed multiple initiatives throughout Phase 1 of our operations including the creation of a 1 hr pilot for networks.

We executed live test shows in various markets & are currently in a tournament airing in Mexico with AAA, Elite, Impact & MLW.

We executed our first successful Reg CF raise with over 300+ investors.

The Bad

Desired television distribution and financing have taken longer to set up than anticipated.

Rey Mysterio, who is still a shareholder in Aro Lucha, asked to be released from his talent agreement for one more run in WWE

We did not anticipate the diversity of our fan & investor base & were not set up to take full advantage. This has been corrected

2018 At a Glance

January 1 to December 31

$77,557 +414%
Revenue

-$477,090
Net Loss

$236,175 +135%
Short Term Debt

$129,216
Raised in 2017

$20,763
Cash on Hand
As of 04/ 9/19

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$15,075
$-230,988
$77,557
$-477,090
2017
2018

Net Margin: -615% Gross Margin: -233% Return on Assets: -1,582% Earnings per Share: -$3,078.00

Revenue per Employee: $19,389 Cash to Assets: 4% Revenue to Receivables: ~ Debt Ratio: 783%

FINAL_2018___2017_Consolidated_Financial_Statements-Arolucha__Inc.__2_.pdf

1.9.2018_Arolucha_Inc._Inception_Consolidted_Financial_Statements__issued___9_.pdf

1.8.2018_AroLucha_Inc._Inception_Consolidated_Financial_Statements__Issued___9_.pdf

We ❤ Our 310 Investors

Thank You For Believing In Us

Johnson Hor
Jared Queen
Jim Mooney
Michael J Hastings Jr
Edgardo Zavala
Steve Leonard
Maxwell Kilb
Robert Silveira
Stephen Silverman
Wylie Mitchell
Eduardo Javier Aguilar
Rasheed McLean
Stephen Kelley
Stephanie Gerndt
Jonathan Kania
James Little
Jose Navarro
Tracy Burdine
Michael Ochoa
Diego Vaca
Pete DeFelice
Daniel Tadic
Steve Snyder
Justin Richardson
Jeremy Stouder
Franklin Lopez
Alonzo Tenorio
Jesus Aguilar
Anthony Augustine Reddi...
Francisco Toribio
Jaime Garcia
Luis Zamora
Juan A Ireta
Bruce Lizalde
Noel Chalmers
Timothy Harvey
Ray Charlton
Benjamin Woosley
Kyle Klukken
David R Anderson Jr
Laura E. Martin
David Korkoian
Keats Jorgensen
Mario I Hernandez
David Mimila

Jason West
William Bahl
Michael Rains
Jeremy Carver
David M. Edwards
Chris Holden
Edward Bergeron
Anthony Robles
Jessica Hutson
Kristina Billings
Jim Dolly
Vernon John Cox III
Melisa Carlosena
Joe Rozay Ross
Carric Payne
Mason Nathaniel Williams
Brian Vieira
Aaron Mounts
Jose Garcia
Ryan Lorchick
Darren Lee
Bogdan Milin
Brad Gooch
Eric Riveracuebas
Robert Noack
Justin Perkins
Omar Pequeno
Emmanuel Rojas
Christopher Yucka
Alan Lee Beets
Oscar Redden
Dalles Cheatham
Celio Cruz
Jason Gillaspie
Joseph Radonis
Jason Mabry
Kevin Reier
Ron Nelson
Douglas E Anderson
Jermaine Ferris
William Martin
Jose Raygoza
Marie St. Andre
Ethan Allen
Preness Marks

William Randolph Owens
Bryan Haas
Celine M Johnson
Alexander Strange
John F Wingate
William Randolph Owens
Tammy Asher
Jose Lopez
Jose Rodriguez
Kenny Hitchcock
Andrew John Marsh
Mike Wienick
Joseph Ray Renteria
Sarah Marie Gaertner
Michael McMahon
Bladimir Martinez
Chris Mac Da'Ville
David Klass
Charles Dzieman
Jonny Talala Hinkle
Travis Strickland
Misael Camacho
Mark C Hartzog
Richie Wong
William Bogle
Gus Sanders
Jesus Aguirre
Yolayny Mariel Ciriaco
William Phillips Jr
Dabian Witherspoon
Jesse Ugarte
Matthew Hayes
Christopher Hann
Beau Rosario
David Pellum
Jimmy Suarez Hernandez
Dennis Morier
Jeremy Frutkin
Victor Briseno
Luis Maldonado
Javier Rojas
Alex Barajas
RJ Sharlein
Jeffrey Dickson

Errol Fullido
Vidal Guzman
Glaister G. Ormsby II
Husain Hanif Roussel
Herbert Pagan
Anthony Pellizzeri
Robert Kaumaea
Johnny Evans
Andrew Jesse Zhao
Travis Vaughan
Paul Scanlan
David Davis
Frank Cruz
Derrick Adams
Douglas Cherry
Kenny Hill
John Hernandez
David Rill
Brittany Brown
Adam Weber
Rocky Platt
Stephen William WALLS
Richard W Schulte
Anthony Cox
Jason Mayfield
Jesus Garcia
Frederick Froehlich
Adam Smith
Adam Nyiri
Edgar Gabriel Ochoa Sot...
David Haun
Christopher Richard Edw...
Erik V BERNALDEZ
Luis Villarreal
Normand A ROBILLARD
Fidel Solis Jr
Larry Velasquez
Ernesto Perez
Chris E. LEWALLEN
Roberto Valdivia
Casey Cherry
Bruno Cerri
Smitaben Parmar
Demetrius Grandel

Steve Taylor
Leonard Helbig
David Andujar
Antoine White
Javier Cervantes
Kevin Jackson
Stephen Stevenson
Darryl W. Perry
Adam McCurdy
Richard Gutierrez
Fermin C Chino
Fausto Diaz JR
Jesus R. Arteaga
Michael Almazan
AHMED ALHUSSAIN
Paul Miller
Jessica Vitela
Trasey Green
Matthew Fisher
Sean Towers Childers
Brian Beezub
Gregory Martir
Karen Fillingim
Damien Hernandez
Brad Snell
Perla Gonalez
Jock Narusaki
Luis Camacho
Matthew Dobe
Tim Lawyer
Mercedita Oducado
James Anderson
Richard Goteri
Steve Brady
Tristen Bodin
Johnie Tucker
Heather Levi
Kurt Smolek
Ty Garibay
Naomi Roman
Kevin Taylor
Jim Bulian
Dennis Smith
Alfredo Munoz

Jeff Annison
Juan Osbaldo Covarrubias
Andre Harrell
Joseph Tirado
Linh Lu
Mark Jason Cooper
Buck Bell
Abel Pascual
Brian Meyers Jr.
Corey Schwitz
Erin Katzman
Mike Holland
Bruce J Stametz
Mohamed Mustafa Khimani
Joel Weck
Pete Hailer
James Perkins
Juan C Samaniego
Patrick Reilly
Charles Leonard
Mondell G. Crosby
Hans Joachim Hoeltge
Robin Snowdon
Cardin Capetanopulos
James Jenkins
Richard Walters
Henry H Howes
Cesar Rosas
Robert Eugene Wright
Huy Tran
Keith Hunter
Timothy Jones
Patricia L. Edwards
H. Wyatt Hanna, III
Terrance M. Teagarden
Lorenz Ayala Ortiz
Anthony Ricchio
Montrell Milum
Nathan Rider
Kemamo Kalin Lui Ho
Mario Geronimo
Alejandro Del Valle
Frank Russo
Lillie McFadden

Ronny Knotts
Raul Valadez
Raul Rodriguez
Tim Holman
Craig Vom Lehn
Cory Owens
Elliott Rolls
Jose Torres
Russell James DeLaigle
Antoine Jerrell White
Diego Rodriguez
Clifton Mc Millan Jr.
Perry Furlong
Javier Silva
Fermin C Chino
John Walter
Patric J Arnold
Ashley F. Centers
James Dorsey
Hillard Stevens
Jack Heald
Kevin Chandler
Patrick J
Don Escue
Dean Roth
Jaime Cabrera
Cody Clayton
Eric Merino
David M Georgaros
Jovanny Sanchez
Johnny Rempel
Keary Joe Crisp
Will Pulido
Jerome Hannon
Jake Freeman
Gustavo Rios
Daniel Avecias
Judson Zevin
Reco Bumpers
Jesse Mancilla
Jeremy Korchak
Zachary Mathers
Ilir Ulqinaku
Wrestling 704

Thank You!

From the Aro Lucha Team



Jason Brown
CEO



Bill Campbell
Chief Capital Officer



Kathy Campbell
Chief Capital Officer



Ron Harris



Don Harris

VP of Talent Relations

VP of Production



Carlos "Konnan" Ashenoff
Head Writer
Professional Wrestler, Creative Consultant, Worked for AAA, CMLL, WCW, Impact, and WWE. Part-time.



Rey Mysterio
Advisory Board Member, Shareholder
Best cruiserweight wrestler ever. 2006 Royal Rumble champ and WWE Triple Crown Champ. Part-time.



Rafael Morffi
Operations
Worked for Major League Soccer and The New York Mets. Part-time.



Luis Fitch
Consultant
Co-Founder of UNO Branding. Specializes in cross cultural branding. Part-time.



Jeff Annison
Advisory Board Member
Emmy Winner, Founder/CEO New York Rock Exchange, President Legion M. Part-time.



Paul Scanlan
Advisory Board Member
Emmy Winner, Founder/CEO New York Rock Exchange, CEO Legion M. Part-time.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jason Brown	CEO of Arolucha, Inc. @ Arolucha, Inc	2017

Officers

OFFICER	TITLE	JOINED
Jason Brown	CEO	2017
Ronald Harris	Vice President of Talent Relations	2017
Donald Harris	Vice President of Production	2017
Bill Campbell	Chief Capital Officer	2017
Kathy Campbell	Chief Capital Officer	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jason Brown	1,530,000 Class A Voting Common	51.0%

Past Equity Fundraises

READ MORE

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